Alamos Gold Inc.
130 Adelaide Street West, Suite 2200
Toronto, Ontario M5H 3P5
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.
Alamos Gold Announces Results of the
Annual General and Special Meeting of Shareholders and Management Change
Toronto, Ontario (June 5, 2015) - Alamos Gold Inc. (TSX: AGI; NYSE: AGI) (“Alamos” or the “Company”) is providing a summary of the voting results of its Annual General and Special Meeting of Shareholders (the “Meeting”) and announcing the appointments of Aoife McGrath as Vice President of Exploration, and Scott Parsons as Vice President of Investor Relations.
Results of the Meeting
The Company is reporting the voting results of its Meeting held on Wednesday, June 3, 2015 in Toronto, Ontario, Canada. The summary of the results are as follows:
Total shares voted:                106,328,934
Total shares issued and outstanding:        127,357,486
Total percentage of shares voted:        83.49%
1.    The Election of Directors
Each of the nominee directors listed in Alamos’ management proxy circular dated April 27, 2015 was elected as a director, without a vote by ballot being conducted. Alamos received proxies with regard to voting on the six directors nominated for election, directing as set forth in the table below:

Name of Nominee	Vote For	%	Withhold Vote	%
Anthony Garson	102,314,285	99.41	605,418	0.59
David Gower	101,192,742	98.32	1,726,961	1.68
John A. McCluskey	102,861,185	99.94	58,518	0.06
Paul J. Murphy	101,349,615	98.47	1,570,088	1.53
Kenneth G. Stowe	102,266,747	99.37	652,956	0.63
David Fleck	97,810,376	95.04	5,109,327	4.96

2.    Appointment of Auditors

According to proxies received and vote by show of hands, Ernst & Young LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

Vote For	%	Withhold Vote	%
105,842,943	99.55	481,211	0.45

3.     Approval of Unallocated Options under the Stock Option Plan

According to proxies received and vote by show of hands, the ordinary resolution approving the unallocated options under the Company’s stock option plan was passed.

Vote For	%	Vote Against	%
94,654,586	91.97	8,265,116	8.03

4. Appointment of Executives

Alamos today announced the appointments of Aoife McGrath as Vice President of Exploration, and Scott Parsons as Vice President of Investor Relations.

Aoife McGrath joined Alamos in February 2013 as Director of Exploration and Corporate Development. Ms. McGrath has over 15 years of experience in the mining industry, predominantly focused on gold exploration. Prior to joining Alamos, Aoife was Executive Director of Exploration at Carbine Resources where she directed the initial exploration programs in Burkina Faso. She also worked for Red Back Mining as Exploration Manager at the Chirano Mine in Ghana, where she led the team to the discovery of the Akwaaba Underground Deposit, and for AngloGold Ashanti as Senior Exploration Geologist at the Geita Gold Mine in Tanzania. Ms. McGrath holds a Bachelor of Science in Geology from University College Dublin, a Masters of Science in Mineral Exploration from the University of Leicester, and a Masters of Science in Engineering Geology from Imperial College London.

Scott Parsons joined Alamos in March 2013 as Manager of Investor Relations and was promoted to Director of Investor Relations in January 2014. Mr. Parsons has more than 15 years of capital markets, finance and investor relations experience, primarily within the mining industry. Prior to joining Alamos, he worked as an Equity Research Associate and Analyst in the mining group at TD Securities. Mr. Parsons graduated with an Honours Bachelor of Business Administration from Brock University and is a CFA charterholder.
About Alamos
Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 500 people and is committed to the highest standards of sustainable development. As of May 5, 2015, Alamos had 127,357,486 common shares outstanding (140,164,052 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.